Securities and Exchange Commission
April 22, 2014

Eastman Chemical Company
P.O. Box 431
Kingsport, TN 37660
Phone: (423) 229-5694
sking@eastman.com

April 22, 2014
VIA Electronic (EDGAR correspondence file) Supplemental Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Melissa N. Rocha, Senior Assistant Chief Accountant
Tracie Towner, Senior Staff Accountant

Re:	Eastman Chemical Company
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 1-12626

Dear Ms. Rocha and Ms. Towner:
On behalf of Eastman Chemical Company (“Eastman” or the “Company”), I submit our response to the comment of the staff of the Division of Corporation Finance (the “Staff”), contained in the letter of the Staff addressed to Curtis E. Espeland, dated April 8, 2014, with respect to the above-referenced filing (the “Form 10-K”). The Company’s response to the Staff’s comment is preceded by the text of the comment in your letter. All terms not defined in our response have the meanings ascribed to those terms in the Form 10-K.

Securities and Exchange Commission
April 22, 2014

Text of Staff Comment:
Form 10-K for Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

2013 Overview, page 41

1.
We note your discussion of 2013 operating earnings on page 42 that discusses lower raw material costs and energy costs being a factor for the significant 2013 increase in operating earnings. We further note your segment analysis throughout pages 52-60 that discusses increases in raw material costs in various segments. Considering the above referenced disclosure as well as the discussion in your 4th quarter earnings call transcript regarding the increased price of propane during 2013 and its impact on your AFP and SFI segments, please provide draft disclosure to be included in future filings that clarifies the impact particular raw materials had on your segments and operations as a whole.

Current disclosure regarding the impact of raw materials appears inconsistent and does not appear to substantiate the increase in operating earnings during 2013.

Management Response:
We respectfully submit that the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of the Form 10-K includes adequate, complete, and consistent disclosure regarding the impact of raw material and energy costs on the increase in operating earnings for 2013 compared to 2012. As described in the “Business” section in Part I, Item 1 of the Form 10-K, the Company produces a broad range of advanced materials, chemicals, and fibers using a significant number of raw materials. When material to an understanding of the quality and variability of the Company’s financial results, the Company has included raw material and energy costs in the discussion and analysis including reference to specific key raw materials. However, given the diversity of our products and the related key raw materials, specific mention of a raw material is included only when significant to the discussion and analysis of the financial results of the Company or a segment.

Securities and Exchange Commission
April 22, 2014

In the “2013 Overview” discussion and analysis of operating earnings in 2013 compared to 2012, lower raw material and energy costs more than offsetting slightly lower selling prices was one of the significant reasons that 2013 non-GAAP operating earnings exceeded 2012 non-GAAP operating earnings. Similarly, the discussion and analysis of consolidated gross profit under “Results of Operations - Summary of Consolidated Results” includes the specific impact of raw material and energy costs relative to selling prices in the three segments in which such price and cost differences were significant factors contributing to the overall increase in non-GAAP gross profit -- the positive impact from the Fibers segment (in which higher selling prices exceeded higher raw material and energy costs) and the AM segment (in which lower raw material and energy costs exceeded lower selling prices), partially offset by the negative impact from the A&P segment (which had both higher raw material and energy costs and lower selling prices). As discussed in the “2013 Overview” section, on a consolidated basis, raw material and energy costs decreased more than selling prices decreased in 2013 compared to 2012.
The discussion and analysis of the impact of raw material and energy costs on segment operating earnings under “Summary by Operating Segment” for 2013 compared to 2012 is consistent with the discussion and analysis of the impact of raw material and energy costs on consolidated operating results, and is appropriately specific to the impact of raw material and energy costs relative to selling prices for each segment’s product lines, as follows:

•
The Additives & Functional Products (AFP) segment had slightly lower raw material and energy costs overall, which was not significant to AFP segment 2013 non-GAAP pro forma combined operating earnings compared to 2012. The AFP segment discussion and analysis did include specific disclosure of the negative impact on segment operating earnings of lower selling prices and higher raw material costs for the segment’s antidegradants rubber additives product lines.

•	The Adhesives & Plasticizers (A&P) segment had lower selling prices and higher raw material and energy costs as disclosed in the segment section.

•
As disclosed in “Summary of Consolidated Results”, the AM segment had lower raw material and energy costs exceeding lower selling prices. As disclosed in the segment discussion and analysis, the most significant factors in 2013 non-GAAP pro forma combined operating earnings compared to 2012 were higher sales volume, increased sales of higher margin products, and higher capacity utilization. The contribution of lower raw material and energy costs exceeding lower selling prices disclosed under “Summary of Consolidated Results - Gross Profit” could have also been included with these more important factors in the discussion and analysis of AM operating earnings under “Summary by Operating Segment” (as shown in the enhanced disclosure below).

•	The Fibers segment had higher raw material and energy costs which were more than offset by higher selling prices as discussed in the segment section.

Securities and Exchange Commission
April 22, 2014

•	The Specialty Fluids & Intermediates (SFI) segment had lower raw material and energy costs that were more than offset by lower selling prices as discussed in the segment section.

In addition, you note in your comment the disclosure in our January 31, 2014 4th quarter and full year 2013 financial results public webcast and conference call of increased propane prices. This discussion and analysis of propane price increases in the webcast/conference call and in the written materials which were posted on the Company’s website was limited to fourth quarter 2013 and full year 2014 expectations and projections. There was no discussion of full year 2013 propane price increases. Rather, as we disclosed in the written materials for SFI financial results which were posted on the Company’s website for the public webcast and conference call, in the 4th quarter and full year 2013 financial results release which was furnished by 8-K filing on January 30, 2014, and as disclosed in MD&A of the 2013 10-K for the SFI segment, propane prices decreased full year 2013 compared to 2012. As disclosed in the 2013 10-K “Business” section, several of the product lines within the SFI segment are impacted by the olefins cycle, including propane, and propane is a key raw material for the SFI segment’s chemical intermediates and other intermediates products. SFI was the only segment for which propane costs were a material enough component of operating earnings to be specifically disclosed for 2013.
As described above, management believes that the MD&A of the Company’s 2013 Form 10-K includes consistent and appropriate disclosure regarding the impact of raw material and energy costs on consolidated and segment operating earnings for 2013 compared to 2012. The Company, however, undertakes as appropriate in future filings to enhance and further clarify the discussion and analysis of the impact of raw material and energy costs on our segments and operations as a whole. Draft examples of such enhanced segment disclosure as it would have been in the MD&A of the Company’s 2013 Form 10-K is below (new or revised disclosure in italics):
SUMMARY BY OPERATING SEGMENT
….
Advanced Materials Segment
….
2013 Compared to 2012
Sales revenue in 2013 increased compared to 2012 primarily due to $588 million in sales volume in first six months 2013 from the Solutia product lines acquired in third quarter 2012. Sales revenue also increased due to higher sales volume of Eastman TritanTM copolyester.
Pro forma combined sales revenue in 2013 increased compared to 2012 primarily due to higher sales volume for Eastman Tritan™ copolyester and interlayers products with acoustic properties.

Securities and Exchange Commission
April 22, 2014

Operating earnings in 2013 increased compared to 2012. Operating earnings in 2012 included asset impairments and restructuring charges of $29 million including $24 million for the termination of an operating agreement at the acquired Solutia manufacturing facility in San Jose Dos Campos, Brazil and related manufacturing facility closure costs. Operating earnings in 2012 also included $41 million of additional costs of acquired Solutia inventories. Excluding non-core or non-recurring items, operating earnings increased primarily due to operating earnings of $63 million in first six months 2013 from the acquired Solutia product lines. Operating earnings also increased $45 million primarily due to higher sales volume and increased sales of higher margin products, including Eastman TritanTM copolyester and V-Kool® brand window films, and higher capacity utilization which led to lower unit costs, attributed to increased demand for specialty plastics products, especially for Eastman TritanTM copolyester. In addition, operating earnings were higher as a result of lower raw material and energy costs more than offsetting lower selling prices by $22 million. This increase was partially offset by $7 million higher costs of growth initiatives for existing product lines and the related supporting functions.
Pro forma combined operating earnings in 2013 increased compared to 2012. Asset impairments and restructuring charges of $29 million in 2012 including $24 million for the termination of an operating agreement at the acquired Solutia manufacturing facility in San Jose Dos Campos, Brazil and related manufacturing facility closure costs and $5 million related to Solutia's Southwall acquisition. Operating earnings in 2012 also included $41 million of additional costs of acquired Solutia inventories. Excluding non-core or non-recurring items, operating earnings increased primarily due to $67 million for higher sales volume and increased sales of higher margin products, including Eastman TritanTM copolyester and V-Kool® brand window films, and higher capacity utilization which led to lower unit costs, attributed to increased demand for specialty plastics products, especially for Eastman TritanTM copolyester. In addition, operating earnings were higher as a result of lower raw material and energy costs more than offsetting lower selling prices by $13 million. This increase was partially offset by $7 million higher costs of growth initiatives for existing product lines and the related supporting functions.
*    *    *    *
Management Acknowledgement
The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*    *    *    *

Securities and Exchange Commission
April 22, 2014

If you have additional questions or comments, please contact me at the above telephone number or e-mail address, or Brian L. Henry, the Company’s in-house attorney responsible for securities and disclosure matters, at 423-229-1295 (telephone) or blhenry@eastman.com (e-mail).

Sincerely,

/s/ Scott V. King_____________________________
Scott V. King
Vice President, Controller and Chief Accounting Officer

Enclosures
cc: Curtis E. Espeland, Chief Financial Officer, Eastman Chemical Company
David A. Golden, Chief Legal Officer, Eastman Chemical Company
Brian L. Henry, Senior Counsel, Eastman Chemical Company